SCHEDULE 13D
Amendment No. 1

Under the Securities Exchange Act of 1934

EVENT CARDIO GROUP INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29976N108
(CUSIP Number)

Nick Bozza
4 Coleman Court
Thorold, Ontario L2V 4W3 Canada
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 29976N108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nick Bozza

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 0 common shares

8.	SHARED VOTING POWER: 9,812,500 common shares(1)

9.	SOLE DISPOSITIVE POWER: 0 common shares

10.	SHARED DISPOSITIVE POWER: 9,812,500 common shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,812,500 common shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 7.22% * The percentages used herein are calculated based upon 135,895,856 outstanding shares of the Company as of May 26, 2016

14.	TYPE OF REPORTING PERSON IN

(1)   Owned by The Nick Bozza Family Trust of which Mr. Nick Bozza is one of the three trustees. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Bozza that he is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP NO. 29976N108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Louise Bozza

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 0 common shares

8.	SHARED VOTING POWER: 9,812,500 common shares(1)

9.	SOLE DISPOSITIVE POWER: 0 common shares

10.	SHARED DISPOSITIVE POWER: 9,812,500 common shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,812,500 common shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 7.22% * The percentages used herein are calculated based upon 135,895,856 outstanding shares of the Company as of May 26, 2016

14.	TYPE OF REPORTING PERSON IN

(1)   Owned by The Nick Bozza Family Trust of which Ms. Louise Bozza is one of the three trustees. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ms. Bozza that he is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP NO. 29976N108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lily Gascoigne

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 0 common shares

8.	SHARED VOTING POWER: 9,812,500 common shares(1)

9.	SOLE DISPOSITIVE POWER: 0 common shares

10.	SHARED DISPOSITIVE POWER: 9,812,500 common shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,812,500 common shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 7.22% * The percentages used herein are calculated based upon 135,895,856 outstanding shares of the Company as of May 26, 2016

14.	TYPE OF REPORTING PERSON IN

(1)   Owned by The Nick Bozza Family Trust of which Ms. Gascoigne is one of the three trustees. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ms. Gascoigne that he is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
CUSIP NO. 29976N108

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THE NICK BOZZA FAMILY TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 0 common shares

8.	SHARED VOTING POWER: 9,812,500 common shares(1)

9.	SOLE DISPOSITIVE POWER: 0 common shares

10.	SHARED DISPOSITIVE POWER: 9,812,500 common shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,812,500 common shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 7.22% * The percentages used herein are calculated based upon 135,895,856 outstanding shares of the Company as of May 26, 2016

14.	TYPE OF REPORTING PERSON IN

(1)    Beneficially owned by The Nick Bozza Family Trust.

SCHEDULE 13D
CUSIP NO. 29976N108

Item 1.  Security and Issuer.

This statement relates to the common stock, $.001 par value ("Common Stock"), of Event Cardio Inc., a Nevada corporation (the "Company"), with its principal executive offices at 2798 Thamesgate Dr. Mississauga, Ontario, Canada L4T 4E8.

Item 2.  Identity and Background.

(a) This statement is filed by Mr. Nick Bozza ("NB "), Ms. Louise Bozza ("LB"), Ms. Lily Gascoigne ("LG") and The Nick Bozza Family Trust (the “Trust”) (each a "Reporting Person"). All of the shares of Common Stock beneficially owned by NB, LB and LG are owned through the Trust, of which they are the co-trustees and as such make decisions on behalf of the Trust and are controlling persons. The shares reflected as beneficially owned by the Trust, are held of record by NB as nominee for the Trust.

(b) The business address and principal place of business for NB, LB and LG is 4 Coleman Court, Thorold, Ontario L2V 4W3 Canada.

(c) Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment and citizenship of NB, LB and LG. The Trust was organized in Ontario Canada, and its beneficiaries are members of NB’s family.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the individual Reporting Persons is a citizen of Canada and the Trust was organized in Ontario Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

OO

Item 4.  Purpose of Transaction.

On June 16, 2016, the Company purchased 20,000,000 common shares previously held by the Reporting Persons in connection with the Share Purchase and Option Agreement dated June 16, 2016.  The Reporting Persons have also received a put option from the Company for purchase of the remaining 9,812,500 common shares, to be completed by May 6, 2018.

Item 5.  Interest in Securities of the Issuer.

9,812,500 common shares

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Share Purchase and Option Agreement dated June 16, 2016

SCHEDULE 13D
CUSIP NO. 29976N108

Item 7.  Materials to be Filed as Exhibits.

Exhibit 7.1    Share Purchase and Option Agreement dated June 16, 2016

SCHEDULE 13D
CUSIP NO. 29976N108

Schedule A

The following tables set forth the name, present principal occupation of the trustees of The Nick Bozza Family Trust. The country of citizenship of each trustee is Canada and the business address of each trustee is:  4 Coleman Court, Thorold, Ontario L2V 4W3 Canada.

Trustee

Name	Present Principal Occupation

Nick Bozza	Business Manager/President Canadian Arrhythmia Institute Inc.

Louise Bozza	Administrator

Lily Gascoigne	Administrator

SCHEDULE 13D
CUSIP NO. 29976N108

Signed:         June  24, 2016

/s/ Nick Bozza
Nick Bozza

/s/ Louise Bozza
Louise Bozza

/s/ Lily Gasoigne
Lily Gasoigne

THE NICK BOZZA FAMILY TRUST

By: /s/ Nick Bozza, Trustee
Nick Bozza, Trustee